UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                               FINISHMASTER, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   31787P 10 8
                                 (CUSIP Number)


          Andre B. Lacy                                   Copy to:
   President, Chairman and CEO                    Robert H. Reynolds, Esq.
     Lacy Distribution, Inc.                         Barnes & Thornburg
       LDI Management, Inc.                     1313 Merchants Bank Building
251 N. Illinois Street, Suite 1800           11 S. Meridian Street, Suite 1313
   Indianapolis, Indiana 46204                  Indianapolis, Indiana 46204
          (317) 237-2251                               (317) 638-1313


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 5, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

- ------------------------                             ---------------------------
 CUSIP No. 31787P 10 8                                  Page  2  of 15 Pages
- ------------------------                             ---------------------------

================================================================================
1   NAME OF REPORTING PERSON                             Lacy Distribution, Inc.
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  |_|
                                                                        (b)  |X|
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS            BK

- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

- --------------------------------------------------------------------------------
                    7            SOLE VOTING POWER                           0

       NUMBER OF   -------------------------------------------------------------
        SHARES      8            SHARED VOTING POWER                 4,045,000*
     BENEFICIALLY  -------------------------------------------------------------
       OWNED BY     9            SOLE DISPOSITIVE POWER                      0
         EACH      -------------------------------------------------------------
       REPORTING
        PERSON     10           SHARED DISPOSITIVE POWER             4,045,000*
         WITH

- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,045,000*

- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]

- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*

- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                              CO
================================================================================

* On June 5, 1996, Lacy Distribution, Inc., an Indiana corporation ("Lacy"), LDI, Ltd., an Indiana limited partnership ("LDI"), and Maxco, Inc., a Michigan corporation ("Seller"), entered into a Stock Purchase Agreement (the "Purchase Agreement") whereby Lacy agreed to acquire Four Million Forty Five Thousand (4,045,000) shares of common stock, no par value (the "Shares"), of FinishMaster, Inc., a Michigan corporation ("Issuer"), owned by Seller. The Shares, which represent Seller's total ownership of Issuer, constitute approximately 67.4% of the total issued and outstanding shares of common stock of Issuer. The consummation of the purchase of the Shares pursuant to the Purchase Agreement (the "Stock Purchase") is subject to the satisfaction of certain conditions, terms and provisions contained in the Purchase Agreement, including the expiration or termination of the waiting period applicable to Lacy's acquisition of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the Purchase Agreement is attached hereto as Exhibit 3. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy.

                                  SCHEDULE 13D

- ------------------------                             ---------------------------
 CUSIP No. 31787P 10 8                                  Page  3  of 15 Pages
- ------------------------                             ---------------------------

================================================================================

1     NAME OF REPORTING PERSON                                         LDI, Ltd.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [X}

- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS            AF

- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

- --------------------------------------------------------------------------------
7     SOLE VOTING POWER                                                      0

  NUMBER OF
   SHARES         8          SHARED VOTING POWER                    4,045,100*
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY        9          SOLE DISPOSITIVE POWER                         0
    EACH         ---------------------------------------------------------------
  REPORTING
   PERSON        10          SHARED DISPOSITIVE POWER               4,045,100*
    WITH
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,450,100*

- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*

- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                              PN, HC
================================================================================
* On June 5, 1996, Lacy Distribution, Inc., an Indiana corporation ("Lacy"), LDI, Ltd., an Indiana limited partnership ("LDI"), and Maxco, Inc., a Michigan corporation ("Seller"), entered into a Stock Purchase Agreement (the "Purchase Agreement") whereby Lacy agreed to acquire Four Million Forty Five Thousand (4,045,000) shares of common stock, no par value (the "Shares"), of FinishMaster, Inc., a Michigan corporation ("Issuer"), owned by Seller. The Shares, which represent Seller's total ownership of Issuer, constitute approximately 67.4% of the total issued and outstanding shares of common stock of Issuer. The consummation of the purchase of the Shares pursuant to the Purchase Agreement (the "Stock Purchase") is subject to the satisfaction of certain conditions, terms and provisions contained in the Purchase Agreement, including the expiration or termination of the waiting
     period   applicable  to  Lacy's   acquisition   of  the  Shares  under  the
     Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the Purchase Agreement is attached hereto as Exhibit 3. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the Shares to be acquired by Lacy pursuant to the Purchase Agreement, LDI owns 100 shares of common stock of Issuer which it acquired on August 3, 1995.

- ------------------------                             ---------------------------
 CUSIP No. 31787P 10 8                                  Page  4  of 15 Pages
- ------------------------                             ---------------------------
================================================================================
1    NAME OF REPORTING PERSON                               LDI Management, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS            AF

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

================================================================================
  NUMBER OF          7            SOLE VOTING POWER                         0
   SHARES
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY
    EACH             8            SHARED VOTING POWER               4,045,100*
  REPORTING        -------------------------------------------------------------
   PERSON            9            SOLE DISPOSITIVE POWER                    0
    WITH           -------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER          4,045,100*
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,045,100*

- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]

- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                              CO
================================================================================

* On June 5, 1996, Lacy Distribution, Inc., an Indiana corporation ("Lacy"), LDI, Ltd., an Indiana limited partnership ("LDI"), and Maxco, Inc., a Michigan corporation ("Seller"), entered into a Stock Purchase Agreement (the "Purchase Agreement") whereby Lacy agreed to acquire Four Million Forty Five Thousand (4,045,000) shares of common stock, no par value (the "Shares"), of FinishMaster, Inc., a Michigan corporation ("Issuer"), owned by Seller. The Shares, which represent Seller's total ownership of Issuer, constitute approximately 67.4% of the total issued and outstanding shares of common stock of Issuer. The consummation of the purchase of the Shares pursuant to the Purchase Agreement (the "Stock Purchase") is subject to the satisfaction of certain conditions, terms and provisions contained in the Purchase Agreement, including the expiration or termination of the waiting period applicable to Lacy's acquisition of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the Purchase Agreement is attached hereto as Exhibit 3. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the Shares to be acquired by Lacy pursuant to the Purchase Agreement, LDI owns 100 shares of common stock of Issuer which it acquired on August 3, 1995.

- ------------------------                             ---------------------------
 CUSIP No. 31787P 10 8                                  Page  5  of 15 Pages
- ------------------------                             ---------------------------
================================================================================

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                                    Andre B. Lacy
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS            AF

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.

================================================================================
  NUMBER OF          7            SOLE VOTING POWER                         0
   SHARES
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY
    EACH             8            SHARED VOTING POWER               4,045,100*
  REPORTING        -------------------------------------------------------------
   PERSON            9            SOLE DISPOSITIVE POWER                    0
    WITH           -------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER          4,045,100*
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,045,100*

- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]

- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                              IN
- --------------------------------------------------------------------------------

* On June 5, 1996, Lacy Distribution, Inc., an Indiana corporation ("Lacy"), LDI, Ltd., an Indiana limited partnership ("LDI"), and Maxco, Inc., a Michigan corporation ("Seller"), entered into a Stock Purchase Agreement (the "Purchase Agreement") whereby Lacy agreed to acquire Four Million Forty Five Thousand (4,045,000) shares of common stock, no par value (the "Shares"), of FinishMaster, Inc., a Michigan corporation ("Issuer"), owned by Seller. The Shares, which represent Seller's total ownership of Issuer, constitute approximately 67.4% of the total issued and outstanding shares of common stock of Issuer. The consummation of the purchase of the Shares pursuant to the Purchase Agreement (the "Stock Purchase") is subject to the satisfaction of certain conditions, terms and provisions contained in the Purchase Agreement, including the expiration or termination of the waiting period applicable to Lacy's acquisition of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the Purchase Agreement is attached hereto as Exhibit 3. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the Shares to be acquired by Lacy pursuant to the Purchase Agreement, LDI owns 100 shares of common stock of Issuer which it acquired on August 3, 1995.

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Common Stock, No Par Value

         Issuer:                    FinishMaster, Inc.
                                    4529 40th Street, S.E.
                                    Kentwood, Michigan 49512


ITEM 2.        IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed jointly by: (i) Lacy Distribution, Inc. ("Lacy"), (ii) LDI, Ltd. ("LDI"), (iii) LDI Management, Inc. ("LDIM") and (iv) Andre B. Lacy (collectively, the "Reporting Persons"). Attached hereto as Exhibit 1 is a copy of an agreement among Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Statement as required by Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

     Lacy, an Indiana corporation and a wholly-owned subsidiary of LDI, is a holding company for LDI's distribution group, which consists of Ed Tucker Distributor, Inc., Answer Products, Inc., Tucker Rocky Distributing Canada, Inc., and Pike's Peak Motorcycle Supply, Ltd. (collectively, the "Tucker-Rocky Distributing Companies") and Major Video Concepts, Inc. The Tucker-Rocky Distributing Companies are the world's largest wholesale distributor of after-market parts, apparel and accessories for motorcycle, watercraft and snowmobile enthusiasts. Major Video Concepts, Inc. is the country's second largest wholesale distributor of movie cassettes. Lacy's principal business address, and the address of its principal office, is 251 N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

     LDI, an Indiana limited partnership, is a privately-held management and investment holding company. LDI's holdings include Lacy (its wholesale distribution group), a door and lumber millwork group, and a private investment portfolio. Its principal business address, and the address of its principal office, is 251 N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

     LDIM, an Indiana corporation, is the managing general partner of LDI. Its principal business address, and the address of its principal office, is 251 N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

     Andre B. Lacy is a general partner of LDI and the sole shareholder of LDIM. The schedule set forth in Exhibit 2 annexed hereto, which provides identity and background information on Mr. Lacy and the directors, executive officers and 5% or greater controlling shareholders of Lacy and LDIM, is incorporated herein by reference.


                                     6 of 15

         (d) and (e) During the last five years,  neither Lacy, LDI, LDIM, Andre
B. Lacy, nor any persons controlling Lacy, LDI or LDIM, nor, to the best knowledge of Lacy, LDI, LDIM or Andre B. Lacy, any of the persons listed on
Exhibit 2 annexed hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement"), among Lacy, LDI and Maxco, Inc., a Michigan corporation ("Seller"), Lacy has agreed to purchase, and Seller has agreed to sell, subject to the satisfaction of certain conditions, terms and provisions, 4,045,000 shares of common stock, no par value (the "Shares"), of FinishMaster, Inc., a Michigan corporation ("Issuer"), at a price of $11.50 per share, or $46,517,500 in the aggregate (the "Purchase Price"). The Purchase Agreement also requires Seller and certain of Seller's directors (the "Resigning Directors") to enter into Non-Competition Agreements with Lacy pursuant to which Seller and the Resigning Directors will receive consideration in the aggregate amount of $16,500,000 (the "Non-Compete Consideration"). The Non-Compete Consideration is payable according to the following schedule: (i) $12,000,000 is payable to Seller immediately upon consummation of the purchase of the Shares pursuant to the Purchase Agreement (the "Stock Purchase") and (ii) $4,500,000 in the aggregate is to be paid to Seller and the four Resigning Directors in five annual installments of $900,000 each commencing in July, 1997. Of each such annual installment of $900,000, $20,000 is payable to each of the four Resigning Directors and the remainder ($820,000) is payable to Seller. Lacy intends to borrow approximately $58.5 million under an existing Credit Agreement (as hereinafter defined) to fund the Purchase Price and Non-Compete Consideration. A copy of the Purchase Agreement, which includes the form of the Non- Competition Agreement as an exhibit, is attached hereto as Exhibit 3.



     Pursuant to a Credit Agreement dated as of March 29, 1996, as amended from time to time (the "Credit Agreement"), among LDI, Lacy, various financial institutions (the "Lenders") and Bank of America National Trust and Savings Association, as Agent ("Agent"), each of the Lenders, severally and for itself alone, agreed to make loans (the "Loans") to Lacy and LDI on a revolving credit basis from time to time up to an aggregate amount of $200,000,000 for working capital and other corporate purposes. A Loan may be obtained as a Floating Rate Loan (variable rate) or a Eurodollar Loan (fixed rate). A copy of the Credit Agreement is attached hereto as Exhibit 4.

                                     7 of 15

         The obligation of the Lenders to make the Loans is subject to the satisfaction of certain customary conditions and covenants. Borrowings under the Credit Agreement are guaranteed by each of LDI's and Lacy's significant operating subsidiaries and affiliates, but will not be guaranteed by Issuer. Borrowings under the Credit Agreement are otherwise unsecured.


ITEM 4.           PURPOSE OF TRANSACTION.

         (a)-(j) Lacy and LDI have entered into the Purchase Agreement to acquire a majority ownership interest in Issuer. Upon consummation of the Stock Purchase, Lacy will own approximately 67.4% of the issued and outstanding shares of Issuer.

         The acquisition by Lacy of a majority interest in Issuer is part of LDI's strategic business plan and growth strategy. As part of its planning process, LDI identified the automotive paint and refinishing industry as an opportunity that would allow LDI to utilize its experience in distribution businesses. (See response to Item 2 hereof for a discussion of LDI's distribution business.) In analyzing this industry, LDI became familiar with Issuer and approached Seller about selling its interest in Issuer to Lacy.
Issuer is one of the nation's largest distributors of automotive paints, coatings and paint-related accessories.

         As a condition to the consummation of the Stock Purchase, at least a majority of the members of the Board of Directors of Issuer will resign as directors. Such resigning directors will include at least the following four individuals, three of whom will also resign as officers of Issuer, such resignations to be effective immediately upon consummation of the Stock
Purchase: (i) Max A. Coon - Chairman of the Board; (ii) Eric L. Cross Secretary and Director; (iii) Richard G. Johns - Director; and (iv) Vincent Shunsky Treasurer and Director (collectively, the "Resigning Directors"). (Each of the Resigning Directors is a director and/or officer of Seller and will remain so after consummation of the Stock Purchase.) In addition, Seller shall also have caused persons designated by Lacy to be elected to fill the vacancies created by such resignations. Except for replacing the Resigning Directors, LDI has planned no changes in the current management or operations of Issuer once it becomes the Issuer's new majority shareholder.

         As another condition to the consummation of the Stock Purchase, the current Board of Directors of Issuer shall have taken all actions necessary to amend the articles of incorporation and by-laws of the Issuer (the "Amendments") to exempt the Issuer and the Stock Purchase from the provisions of the Michigan Control Share Acquisition Law and the Michigan Business Combination Law. The Amendments will be made by Issuer's existing Board of Directors before consummation of the Stock Purchase and, therefore, before Lacy has actual ownership of the Shares.


                                     8 of 15

         The Purchase Agreement provides that Lacy may, subject to Seller's approval, assign its rights thereunder. Lacy may exercise such right prior to consummation of the Stock Purchase and assign its rights under the Purchase Agreement to an affiliate.

         Although the Reporting Persons may develop other plans or proposals for Issuer in the future, none of the Reporting Persons have any current plans or proposals, other than those described above in response to this Item 4, which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization or liquidation, involving the Issuer or its wholly-owned subsidiary;

          (c) a sale or transfer of a material amount of assets of the Issuer or its wholly-owned subsidiary;

          (d) any other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940, as amended; or

          (j) any action similar to any of those enumerated above.



                                     9 of 15

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Lacy beneficially owns 4,045,000 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer, pursuant to its right to purchase the Shares under the Purchase Agreement.

         LDI, as the sole shareholder of Lacy, beneficially owns 4,045,100 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer. In addition to the Shares to be acquired by Lacy pursuant to the Purchase Agreement, LDI owns 100 shares of common stock of Issuer which it acquired on August 3, 1995.

         LDIM, as the managing general partner of LDI, beneficially owns 4,045,100 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer.

         Andre B. Lacy, as a general partner of LDI and the sole shareholder of LDIM, beneficially owns 4,045,100 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer.

         (b) On June 5, 1996, Lacy, LDI, and Seller entered into the Purchase Agreement whereby Lacy agreed to acquire the 4,045,000 Shares of Issuer owned by Seller. The Shares, which represent Seller's total ownership of Issuer, constitute approximately 67.4% of the total issued and outstanding shares of common stock of Issuer. The consummation of the Stock Purchase is subject to the satisfaction of certain conditions, terms and provisions contained in the Purchase Agreement, including the expiration or termination of the waiting period applicable to Lacy's acquisition of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the Purchase Agreement is attached hereto as Exhibit 3. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDIM, which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the Shares to be acquired by Lacy pursuant to the Purchase Agreement, LDI owns 100 shares of common stock of Issuer which it acquired on August 3, 1995.

        Lacy:
                 Sole Voting Power:                               0
                 Shared Voting Power:                        4,045,000
                 Sole Dispositive Power:                          0
                 Shared Dispositive Power:                   4,045,000

        LDI:
                 Sole Voting Power:                               0
                 Shared Voting Power:                        4,045,100
                 Sole Dispositive Power:                          0
                 Shared Dispositive Power:                   4,045,100


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



        LDIM:
                 Sole Voting Power:                               0
                 Shared Voting Power:                        4,045,100
                 Sole Dispositive Power:                          0
                 Shared Dispositive Power:                   4,045,100

        Andre B. Lacy:
                 Sole Voting Power:                               0
                 Shared Voting Power:                        4,045,100
                 Sole Dispositive Power:                          0
                 Shared Dispositive Power:                   4,045,100

         (c) Other than the execution of the Purchase Agreement described above, no other transactions in the shares of common stock of the Issuer were effected during the past sixty days by the persons named in response to Item 5(a) hereof.

         (d) Until consummation of the Stock Purchase, Seller has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 4,045,000 Shares, subject to the terms of the Purchase Agreement. Seller owns more than 5% of the outstanding shares of common stock of Issuer.

         (e)      Not applicable.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 3, 1995, LDI purchased 100 shares of common stock of Issuer in the open market.

         On June 5, 1996, Lacy, LDI and Seller entered into the Purchase Agreement pursuant to which Lacy has agreed to purchase, and Seller has agreed to sell, subject to the satisfaction of certain conditions, terms and provisions, 4,045,000 Shares of Issuer at an aggregate Purchase Price of $46,517,500. The Purchase Agreement also requires Seller and the Resigning Directors to enter into Non-Competition Agreements with Lacy pursuant to which Seller and the Resigning Directors will receive Non-Compete Consideration in the aggregate amount of $16,500,000. The Non-Compete Consideration is payable according to the following schedule: (i) $12,000,000 is payable to Seller immediately upon consummation of the Stock Purchase and (ii) $4,500,000 in the aggregate is to be paid to Seller and the four Resigning Directors in five annual installments of $900,000 each commencing in July, 1997. Of each such annual installment of $900,000, $20,000 is payable to each of the four Resigning Directors and the remainder ($820,000) is payable to Seller. A copy of the Purchase Agreement, which includes the form of the Non-Competition Agreement as an exhibit, is attached hereto as Exhibit 3.

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         The closing of the transactions  contemplated by the Purchase Agreement are subject to conditions which are ordinary and customary for similar transactions, including, without limitation, expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Subject to the foregoing, the Reporting Persons presently intend to consummate the transaction contemplated by the Purchase Agreement in July, 1996.

         As described more fully above in response to Item 3, LDI, Lacy, the Lenders and Agent have entered into the Credit Agreement. Borrowings under the Credit Agreement will be used to finance the entire amount of the Purchase Price and Non-Compete Consideration. The obligations of the Lenders to make the Loans under the Credit Agreement are subject to the satisfaction of certain customary conditions and covenants. Borrowings under the Credit Agreement are guaranteed by each of LDI's and Lacy's significant operating subsidiaries and affiliates, but is otherwise unsecured. Issuer will not be required to guarantee the borrowings under the Credit Agreement. A copy of the Credit Agreement is attached hereto as Exhibit 4.

         LDI has retained the services of Smith Barney in relation to the Stock Purchase.

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following material is filed as exhibits:

          1. Agreement, dated as of June 12, 1996, between Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Schedule 13D.

          2 Schedule of identity and background information on the directors, executive officers and controlling shareholders of Lacy and LDIM.

          3. Stock Purchase Agreement, dated June 5, 1996, between Lacy, LDI and Seller.

          4. Credit Agreement, dated as of March 29, 1996, among LDI, Lacy, the Lenders and Agent.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 12, 1996


                                         LACY DISTRIBUTION, INC.

                                         By:      /s/ Andre B. Lacy
                                                  ---------------------------
                                         Name:    Andre B. Lacy
                                         Title:   Chairman, President & CEO



                                         LDI, LTD.


                                         By:      LDI MANAGEMENT, INC.,
                                                    as managing general partner


                                         By:      /s/ Andre B. Lacy
                                         ---------------------------
                                         Name:    Andre B. Lacy
                                         Title:   Chairman, President & CEO



                                         LDI MANAGEMENT, INC.

                                         By:      /s/ Andre B. Lacy
                                                  ---------------------------
                                         Name:    Andre B. Lacy
                                         Title:   Chairman, President & CEO



                                                  /s/ Andre B. Lacy
                                                  ---------------------------
                                                  Andre B. Lacy



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


                                13D EXHIBIT INDEX

EXHIBIT                                      DESCRIPTION

     1. Agreement, dated as of June 12, 1996, between Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Schedule 13D.

     2. Schedule of identity and background information on the directors, executive officers and controlling shareholders of Lacy and LDIM.

     3. Stock Purchase Agreement, dated June 5, 1996, between Lacy, LDI and Seller.

     4. Credit Agreement, dated as of March 29, 1996, among LDI, Lacy, the Lenders and Agent.


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